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PUBLIC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68037

SEC Mail Processing
FEB 21 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prestwick Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

212 Third Avenue North, Suite 535
(No. and Street)

Minneapolis	MN	55401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frederick (Fritz) S. Richards II	(612) 339-6115	fritz@prestwickpartners.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Olsen Thielen & Co., Ltd.
(Name – if individual, state last, first, and middle name)

2675 Long Lake Road	Roseville	MN	55113
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Frederick S. Richards II, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prestwick Partners, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACKI A SCOLES
Notary Public
Minnesota
My Commission Expires
Jan 31, 2027

Signature: [signature]

Title: Fin Op

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRESTWICK PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2022

OlsenThielen & Co., Ltd.
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Prestwick Partners, LLC
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prestwick Partners, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Prestwick Partners, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Prestwick Partners, LLC's management. Our responsibility is to express an opinion on Prestwick Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Prestwick Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Olsen Thielen + Co., Ltd.

We have served as Prestwick Partners, LLC's auditor since 2018.
Roseville, Minnesota
February 1, 2023

2675 Long Lake Road | Roseville, Minnesota | 55113-1117 | 651-483-4521 | 651-483-2467 FAX | otcpas.com
300 Prairie Center Drive, Suite 300 | Eden Prairie, Minnesota | 55344-7908 | 952-941-9242 | 952-941-0577 FAX

PRESTWICK PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$49,487
Total Current Assets	49,487
OTHER ASSETS	
Prepaid Expense	906
Total Other Assets	906
Total Assets	$50,393

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Current Liabilities	$ 0
MEMBERS' EQUITY	50,393
Total Liabilities and Members' Equity	$50,393

See accompanying Notes to Statement of Financial Condition.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Prestwick Partners, LLC (the Company) is a Limited Liability Company that is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services to its clients predominately in merger and acquisition transactions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Income Taxes

The Company was established as a Limited Liability Company. Accordingly, net income is specifically allocated and taxed to the individual member. No income tax provision has been included in these financial statements.

The Company has adopted the provision of Accounting for Uncertainty in Income Taxes. These new rules establish a higher standard for tax benefits to meet before they can be recognized in a Company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. No such tax positions are recognized for 2022.

The Company is not subject to federal or state income tax examinations for taxable years prior to 2019.

Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The carrying amounts of financial instruments, including cash, cash equivalents, commissions receivable, and commissions payable, approximate fair value due to the short maturity of these instruments.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 1, 2023, the date the financial statements were available to be issued.

NOTE 2 MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $50,393, which was $45,393 in excess of its required net capital of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

NOTE 3 RELATED PARTY TRANSACTIONS

A company, related through common ownership (Related Party), processes all of the payroll expenses for the Company. A payment, an expense in the Company's financial statements recorded as a management fee, is made to the Related Party in an amount that approximates the total personnel costs for the Company. This management fee for the Company totaled $0 in 2022. The Related Party has no business other than providing these payroll services for the Company.

NOTE 4 CONCENTRATION OF CREDIT RISK

Major Customers

The Company will consistently have a small number of customers that will individually account for a significant portion of the overall revenue. However, due to the one-time nature of the consulting engagements, the Company is not economically dependent on existing customers for ongoing operations, but rather to find new customers to replace the revenue provided by the existing customers.

Concentration of Risk

Substantially all cash is deposited in one financial institution. At times, amounts on deposit may be in excess of the FDIC insurance limit of $250,000.